Exhibit 99.1

Santiago, February 23, 2017
GG/63/2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Present

Ref.: Material Event Notice: Resignation and Replacement of Director

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of the 18,045 Law on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendence of Banks and Financial Institutions, and duly authorized, Itaú Corpbanca (the "Bank") communicates the following material event notice:

At a meeting dated February 23, 2017, the board of directors of Itaú Corpbanca was informed of and accepted the resignation of the director Mr. Nicolás Abovic Wiegand, due to family commitments outside the country. On this same date, the board of directors of Itaú Corpbanca has appointed Mr. Andrés Bucher Cepeda as Mr. Abovic's replacement, who will hold office until the next annual ordinary shareholders' meeting.

This event has been referred to as material in the referenced board of directors meeting.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
ITAÚ CORPBANCA